UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2010

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), as of and for the nine months ended September 30, 2010.

Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of September 30, 2010 and for the nine months ended September 30, 2009 and 2010 and the notes thereto contained elsewhere herein.

Nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

Revenues

Total revenue during the nine months ended September 30, 2010 was Ps. 3,396.4 million, a 4.1%, or Ps. 145.3 million, decrease from the Ps. 3,541.7 million generated the same period of 2009. This decrease was primarily the result of lower long distance services revenues coupled with the effect of the appreciation of the Peso against the U.S. dollar on our U.S. dollar-denominated revenues which accounted for approximately 29% of our total revenues during the nine months ended September 30, 2010. The decrease in total revenue was partially offset by an increase in our data, internet and local services revenues.

Data, Internet and Local Services. During the nine months ended September 30, 2010, data, internet and local service revenues reached Ps. 2,566.8 million, a 5.7%, or Ps. 138.1 million, increase from the Ps. 2,428.7 million recorded during the same period of 2009. The increase in data, internet and local services revenues was primarily due to an increase in internet-related services such as virtual private network (“VPN”) and managed services revenues. Our data, internet and local services represented 75.6% of our total revenues during the nine months ended September 30, 2010, compared to 68.6% during the same period in 2009.

Long Distance Services. Revenues from our long distance services for the nine months ended September 30, 2010 decreased 25.5%, or Ps. 283.4 million, to Ps. 829.7 million from Ps. 1,113.0 million in the same period of 2009. The decrease in long distance services revenues was primarily due to lower traffic and a decrease in revenue per minute. The average long distance revenue per minute decreased to Ps. 0.63 for the nine months ended September 30, 2010 from Ps. 0.69 recorded during the nine months ended September 30, 2009. Total volume of minutes handled decreased 19% to 1,308 million in the nine months ended September 30, 2010 from 1,614 million minutes for the same period in 2009. The reduction in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 24.4% of our total revenues during the nine months ended September 30, 2010 compared to 31.4% during the same period in 2009.

Cost of services (excluding depreciation and amortization)

Cost of services consists primarily of:

•	Fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”) and other last mile access providers;

•	Interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex ; and

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 16.0%, or Ps. 214.0 million, to Ps. 1,124.4 million for the nine months ended September 30, 2010 from Ps. 1,338.4 million recorded during the nine months ended September 30, 2009. The reduction in cost of services was primarily the result of a decrease in cost of the long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 7.2% to Ps. 622.7 million for the nine months ended September 30, 2010 from Ps. 580.9 million recorded during the nine months ended September 30, 2009. This was primarily due to an increase in internet-related services revenues, such as VPN, Ethernet and managed services.

Long Distance Services. Cost of long distance services decreased 33.8% to Ps. 501.7 million for the nine months ended September 30, 2010 from Ps. 757.6 million recorded during the nine months ended September 30, 2009. This decrease in cost of long distance services was primarily due to a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with Mexican FRS as an indication of our financial performance), or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit for the nine months ended September 30, 2010 increased 3.1% to Ps. 2,272.0 million from Ps. 2,203.3 million recorded during the nine months ended September 30, 2009. Our total gross profit increased primarily due the increase of data, internet and local services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 5.2%, or Ps. 96.3 million, to Ps. 1,944.1 million for the nine months ended September 30, 2010 from Ps. 1,847.9 million recorded during the nine months ended September 30, 2009. This increase was primarily due to the growth of these services revenues.

Long Distance Services. Our long distance gross profit decreased 7.7% to Ps. 327.9 million for the nine months ended September 30, 2010 from Ps. 355.4 million recorded during the nine months ended September 30, 2009. This decrease was primarily due to a decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, was 66.9% in the nine months ended September 30, 2010 as compared to 62.2% reported in the same period in 2009.

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 3.8%, or Ps. 43.5 million, to Ps. 1,181.6 million in the nine months ended September 30, 2010 from Ps. 1,138.1 million recorded in the same period in 2009 primarily as a result of higher building operations related to 10 new sites to connect customers to our network and personnel expenses. For the nine months ended September 30, 2010 and September 30, 2009, administration, selling and other operating expenses represented 34.8% and 32.1% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 645.6 million in the nine months ended September 30, 2010, as compared to Ps. 629.5 million for the same period in 2009.

Operating income

Operating income increased 2.1%, or Ps. 9.1 million, to Ps. 444.9 million in the nine months ended September 30, 2010, from Ps. 435.8 million recorded in the nine months ended September 30, 2009. This increase was primarily due to a Ps. 68.7 million increase in gross profit.

Comprehensive financial result

During the nine months ended September 30, 2010, our comprehensive financial loss was Ps. 144.2 million, compared to a Ps. 278.1 million loss reported during the same period in 2009. The following table sets forth our comprehensive financial results for the periods under review:

	Nine months ended September 30,
	(in millions of nominal Pesos)
	2009	2010
Interest expense	Ps (284.5)	Ps (286.2)
Interest income	16.3	6.9
Exchange (loss) gain	(4.7)	134.3
Effect of derivative financial instruments	(5.2)	0.9

Comprehensive financial result, net	Ps (278.1)	Ps (144.2)

Our interest expense increased by Ps. 1.7 million to Ps. 286.2 million in the nine months ended September 30, 2010, from Ps. 284.5 million in the same period in the previous year. This increase was primarily due to a higher interest rate of our 11.750% senior notes due 2014, which were issued on August 11, 2009, when compared to the interest rate of our 8% senior notes due 2010, which were prepaid in August and September of 2009. The increase in interest expenses was partially offset by an appreciation of the Peso against the U.S. dollar during the nine months ended September 30, 2010, since the interest of our 11.750% senior notes due 2014 are U.S. dollar-denominated.

Interest income decreased to Ps. 6.9 million in the nine months ended September 30, 2010, from Ps. 16.3 million recorded in the comparable period in 2009, primarily due to a lower average cash balance during the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, coupled with a lower average interest rate as compared to the same period in 2009.

Exchange gain for the nine months ended September 30, 2010 was Ps. 134.3 million compared to an exchange loss of Ps. 4.7 million recorded during the same period in 2009. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets during the nine months ended September 30, 2009 and 2010. We recorded a foreign exchange gain during the nine months ended September 30, 2010 as a result of a 4.3% appreciation of the Peso against the U.S. dollar, while during the same period of 2009 we recorded an exchange loss primarily due to a depreciation of the Peso against the U.S. dollar in the months of January 2009, February 2009 and September 2009.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In the past years, we have considered alternatives to manage this risk, for instance through the use of hedging instruments, in order to minimize the impact on our cash flow due to exchange rate fluctuation of the Peso-U.S. dollar. We had a settlement of forward contracts in an amount of US$ 1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and for the nine months ended September 30, 2009 amounted to Ps. 2.2 million. In addition, we have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For the nine months ended September 30, 2010 the effect of this embedded derivative was positive and amounted to Ps. 0.9 million, while during the same period of 2009 the effect of this embedded derivative was negative and amounted to Ps. 3.0 million. This contract is evaluated on a monthly basis.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which is computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the nine months ended September 30, 2010, for tax purposes we revalued our fixed assets, and as a result our tax value for deferred income tax was greater than our accounting value. This effect coupled with a partial amortization of tax loss carry-forward due to a higher exchange gain during the nine months ended September 30, 2010, that was previously reserved against our income tax, resulted in an income tax effective rate of 2.3% compared to an income tax effective rate of 43% for the nine months ended September 30, 2009.

For the nine months ended September 30, 2010, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (“CINIF” by its Spanish acronym) on December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes as of September 30, 2010.

Net Income

During the nine months ended September 30, 2010 we recorded a net income of Ps. 278.3 million compared to a net income of Ps. 87.4 million during the same period in 2009. Although our operating income increased in the nine months ended September 30, 2010 when compared to the same period of 2009, the main reason for the increase in net income was an exchange gain coupled with a benefit in deferred income taxes during the nine months period ended September 30, 2010, while during the same period in 2009 we recorded a foreign exchange loss as explained above.

Current Liquidity

As of September 30, 2010, December 31, 2009 and September 30, 2009 we had Ps. 469.3 million, Ps. 317.4 million and Ps. 167.3 million of unrestricted cash available, respectively. Our cash balance increased during the first nine months of 2010, as a result of cash flow generated after paying all of our expenses including capital expenditures, working capital and interest expenses.

Our cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings. As of September 30, 2010, we had cash of Ps. 37.8 million and temporary investments of Ps. 431.6 million, of which Ps. 368.1 million were in Peso-denominated instruments and Ps. 63.4 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of September 30, 2010, December 31, 2009 and September 30, 2009, our ratio of current assets to current liabilities was 0.98x, 0.86x and 0.90x, respectively. Our ratio of current assets to current liabilities as of September 30, 2010 includes the corresponding amortization of our vendor loans, which is described below.

	As of September 30, 2010	As of December 31, 2009	As of September 30, 2009
(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps 469.3	Ps 317.4	Ps 167.3
Current ratios (times)	0.98x	0.86x	0.90x

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of interconnection services under a legal dispute. As of September 30, 2010, the trust balance was US$ 28.2 million, registered as restricted cash in our financial statements.

Capital expenditures during the nine months ended September 30, 2010 amounted to Ps 536.3 million as compared to Ps. 583.5 million invested in the same period in 2009. Our capital expenditure program includes investments to expand our network, provide new services to customers, increase data center capacity and last mile and direct access to connect customers to our network. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of September 30, 2010, December 31, 2009 and September 30, 2009, our total debt amounted to US$ 247.2 million, US$ 245.7 million and US$ 235.8 million, respectively. Total debt as of September 30, 2010 includes:

•	11.750% senior unsecured notes due 2014 in an amount of US $200.0 million;

•	bank facility in an amount of US $ 10.0 million; and

•	vendor facilities in an amount of US$ 37.2 million.

As of September 30, 2010 we had outstanding US$200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On October 12, 2009 we signed a loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3 month LIBOR rate plus 3.75%. This loan was prepaid in full on September 28, 2010. Interests payments were payable quarterly. The principal was payable in four equal installments in January 2011, April 2011, July 2011 and October 2011.

On September 27, 2010 we signed a new loan agreement with Comerica for US$10 million bearing interest at 3 month adjusted LIBOR rate plus 3.75%. Interest payments are payable quarterly and the principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012. This loan agreement contains various covenants with which, as of September 30, 2010, the Company is in full compliance.

As of September 30, 2010 we had a loan facility with an outstanding balance of US$22.4 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. Tranches with maturities on 2011, 2012 and 2013 have an outstanding balance of US$4.7 million, US$10.7 million and US$6.9 million respectively.

As of September 30, 2010 we had a loan facility with an outstanding balance of US$12.2 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. Tranches with maturities in 2012, 2013 and 2014 have an outstanding balance of US$4.3 million, US$5.2 million and US$2.7 million respectively.

As of September 30, 2010 we had a vendor facility with Huawei Technologies de México, S.A de C.V with an outstanding balance of US$2.6 million, which pays principal and interest on a quarterly basis and matures in December 2012.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2010 and for the nine months ended September 30, 2009 and 2010

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2009		Unaudited September 30, 2010
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	317,429	Ps	469,340
Restricted cash (Note 8)		318,202		352,744
Trade receivables, net of allowance for doubtful accounts of Ps 62,478 in December 31, 2009 and Ps 74,211 in September 30, 2010		494,216		610,428
Due from affiliates and other related parties		24,018		3,455
Other receivables		75,918		78,499
Prepaid expenses		40,022		62,634
Other current assets		572		528

Total current assets		1,270,377		1,577,628
Property and equipment, net (Note 3)		5,204,783		5,071,261
Deferred income tax (Note 7)		104,084		192,152
Deferred charges and other assets, net		336,239		323,500

Total assets	Ps	6,915,483	Ps	7,164,541

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers	Ps	472,362	Ps	492,878
Other suppliers		286,683		209,728
Bank loans, notes payable and capital leases		185,665		228,690
Due to affiliates and other related parties		4,854		10,601
Dividends payable		130,587		125,011
Other accounts payable and accrued expenses		396,047		546,020

Total current liabilities		1,476,198		1,612,928
LONG-TERM LIABILITIES:
Senior notes		2,611,740		2, 500,220
Bank loans, notes payable and capital leases		411,147		360,902
Estimated liabilities for seniority premiums and pension plans		102,677		102,713

Total liabilities		4,601,762		4,576,763

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		918,749		1,192,806

Total shareholders’ equity of Alestra		2,313,720		2,587,777

Non controlling interest		1		1

Total stockholders’ equity		2,313,721		2,587,778

CONTINGENCIES AND COMMITMENTS (Note 8)
Total liabilities and stockholders’ equity	Ps	6,915,483	Ps	7,164,541

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2009		2010
REVENUES
Long distance services	Ps	1,113,013	Ps	829,652
Data, internet and local services		2,428,725		2,566,798

		3,541,738		3,396,450

OPERATING EXPENSES:
Cost of services (excluding depreciation and amortization):
Long distance services		(757,565)		(501,746)
Data, internet and local services		(580,854)		(622,656)

		(1,338,419)		(1,124,402)

Gross profit		2,203,319		2,272,048
Administration, selling and other operating expenses		(1,138,060)		(1,181,603)
Depreciation and amortization		(629,466)		(645,577)

Operating income		435,793		444,868

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(284,472)		(286,206)
Interest income		16,256		6,891
Exchange (loss) gain		(4,670)		134,255
(Loss) gain on derivative financial instruments		(5,216)		852

		(278,102)		(144,208)

OTHER EXPENSE, NET		(3,940)		(15,841)

Gain before the following provisions for income tax		153,751		284,819
Consolidated income tax		(66,302)		(6,518)

Consolidated net income	Ps	87,449	Ps	278,301

Net loss attributable to non controlling interest		(1)		(1)

Net income attributable to total stockholders of Alestra	Ps	87,448	Ps	278,300

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Nine months ended September 30,
	2009		2010
Operation activities:
Income before income tax	Ps	153,751	Ps	284,819
Items relating to investing activities:
Depreciation and amortization		629,466		645,577
Cost related to seniority premiums and pension plans		12,501		14,100
Interest income		(16,256)		(6,891)
Derivative financial instruments		5,216		(852)
Gain on sale of equipment		—		944
Other, net		1,467		—
Items relating to financing activities:
Interest expense		284,472		286,206
Exchange loss (gain)		4,670		(134,255)
Accelerated amortization of issuance cost of 8% senior notes		19,229		—
Other, net		1,576		514

Subtotal		1,096,092		1,090,162
Decrease in accounts receivable and other current assets		(90,877)		(133,873)
Increase in suppliers, accounts payable and other current liabilities		286,733		176,147
Payments relating to settlements of derivative financial instruments		(2,241)		—
Income tax paid		(56,335)		(84,196)

Operating activities net cash flows		1,233,372		1,048,240

Investing activities:
Interest received		15,887		6,425
Acquisition of property and equipment		(513,997)		(448,441)
Acquisition of deferred charges and other assets		(98,355)		(61,885)

Investing activities net cash flows		(596,465)		(503,901)

Excess in cash to be applied in financing activities net cash flows		636,907		544,339

Financing activities:
Increase in bank loans, notes payable and capital leases		304,911		43,025
Issuance of 11.75% Senior Notes		2,586,980		—
Payment of senior notes		(2,640,321)		—
Interest paid		(219,435)		(370,735)
Payment of debt and bank loans		(479,643)		(30,583)

Financing activities net cash flows		(447,508)		(358,293)

Net cash increasing cash and cash equivalents		189,399		186,046
Adjustments to cash flow as a result of changes in exchange rates		48,747		407
Cash, cash equivalents and restricted cash at beginning of year		202,805		635,631

Cash and cash equivalents and restricted cash at year end	Ps	440,951	Ps	822,084

Cash, cash equivalents and restricted cash at beginning of year is integrated by:
Cash and cash equivalents	Ps	202,805	Ps	317,429

Restricted cash	Ps	—	Ps	318,202

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

Alestra’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V. (“Alfa”), which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company”.

Alestra does not have any direct employees and all services required are provided by Servicios Alestra.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The condensed consolidated financial statements of Alestra have been prepared in accordance with Financial Reporting Standards applicable in Mexico (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”).

The condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2009.

The condensed consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, in which it holds 99% of the capital stock. All intercompany balances and transactions have been eliminated.

b.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

c.	Recognition of the effects of inflation

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not considered an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (which is the established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company was required to discontinue the recognition of the inflation effects in the financial information. Consequently, the financial statements as of September 30, 2009 and 2010 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

d.	New Financial Reporting Standards

The CINIF issued, during December 2009, a series of Mexican FRS and Interpretations (INIF) which became effective as of January 1, 2010, with the exception of Mexican FRS B-5 and B-9, which will become effective as of January 1, 2011. Such Mexican FRS and their interpretations are not considered to have a significant impact in the financial information presented by the Company.

Mexican FRS B-5 “Financial Information by Segments”. Establishes the general standards to disclose financial information by segments. Additionally, it allows the user of such information to analyze the entity from the same point of view as the management does and requires the presentation of financial information by segment consistently within the financial statements. This standard will leave Bulletin B-5 “Financial Information by Segment” without effect.

Mexican FRS C-1 “Cash and cash equivalents”. Establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexican FRS previously issued. This standard supersedes Bulletin C-1, “Cash”.

e.	Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated statement of cash flow for the period ended September 30, 2009 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported	Reclassification	September 30, 2009
Operating activities net cash flows
Interest income	Ps(16,248)	Ps (8)	Ps(16,256)
Other, net	1,568	8	1,576
Accelerated amortization of issuance cost of 8% senior notes	—	19,229	19,229
Other, net	3,435	(1,968)	1,467
Interest expense	301,733	(17,261)	284,472

Operating activities net cash flows	Ps290,488	Ps —	Ps290,488

Interpretation to Mexican FRS 17 “Service concession arrangements”. The interpretation removes the inconsistency between Mexican FRS D-6 “Capitalization of the comprehensive financial result” and Bulletin D-7 “Contracts of construction and manufacturing of some equity goods”, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase for service concession arrangements.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2009 and September 30, 2010, property and equipment net, consists of the following:

	2009		2010
Buildings		Ps 147,213		Ps 148,737
Furniture, fixtures and other		234,232		232,249
Hardware equipment		332,290		352,835
Transportation equipment		26,536		32,243
Telephone network		9,925,493		10,224,861
Leasehold improvements		77,079		77,048
Billing and customer care software		524,141		562,253

		11,266,984		11,630,226
Accumulated depreciation and amortization		(6,443,102)		(7,000,719)

		4,823,882		4,629,507
Land		165,194		165,039
Constructions in progress		215,707		276,715

Total	Ps	5,204,783	Ps	5,071,261

Amortization of billing and customer care software charged to income amounted to Ps37,871 and Ps5,129 for the periods ended September 30, 2009 and 2010, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps516,440 and Ps575,890 for the periods ended September 30, 2009 and 2010, respectively.

4. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2009 and September 30, 2010, bank loans, notes payable and capital leases consist of the following:

	2009	2010
Bank loan obtained from Comerica Bank for an amount of US$10 million (1)	Ps 130,587	Ps —
Bank loan obtained from Comerica Bank for an amount of US$10 million (2)	—	125,011
Promissory notes to Cisco Systems Capital Corporation for an amount of US$37.3 million (3)	296,251	279,558
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.2 million (4)	160,908	152,248
Promissory notes to Huawei Technologies de Mexico, S. A. de C. V., for an amount of US$3.5 million (5)	—	32,775
Capital lease contract with Arrendadora Capital Corporation, S. A. de C. V. for an amount of Ps27,199 (6)	9,066	—

	596,812	589,592
Current portion of bank loans, notes payable and capital leases	(185,665)	(228,690)

Long term debt	Ps 411,147	Ps 360,902

(1)	On October 12, 2009 the Company signed a loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3 month LIBOR rate plus 3.75%. This loan was prepaid in full on September 28, 2010. Interests payments were payable quarterly. The principal was payable in four equal installments in January 2011, April 2011, July 2011 and October 2011.
(2)	On September 27, 2010 the Company signed a new loan agreement with Comerica for US$10 million bearing interest at 3 month adjusted LIBOR rate plus 3.75%. Interest payments are payable quarterly and the principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012. This loan agreement contains various covenants with which, as of September 30, 2010, the Company is in full compliance.
(3)	The Company issued ten promissory notes for a total amount of US$37.3 million to acquire goods with its supplier Cisco Systems Capital Corporation (“Cysco Systems”) with maturities of one, three and four years, at an annual interest rate between 5.15% and 5.67%. The amount outstanding as of September 30, 2010 was US$22.4 million.

(4)	From October 1, 2008 to September 30, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments at annual interest rates between 5.21% and 7.082%. As of September 30, 2010, the amount outstanding was US$12.2 million.
(5)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of September 30, 2010, the amount outstanding was US$2.6 million.
(6)	The Company entered into a capital lease contract with Oracle de México, S. A. de C.V. (“Oracle”) to acquire software licenses and technical support for a total amount of Ps27,198, bearing interest at 5.67%. This capital lease was payable in 12 equal monthly payments of Ps2,431 each, and matured on April 30, 2010.

5. SENIOR NOTES

On August 11, 2009 the Company performed a new debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at an annual rate of 11.750% payable semi-annually in cash in arrears on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps63,566 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the income statement as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due 2010 (“8% Senior Notes”).

Senior notes acquired are presented in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps9,448 and Ps0 as of December 31, 2009 and September 30, 2010, respectively, has been presented net of the financial expense caption in the statements of operations.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of September 30, 2009 and 2010 the Company is in compliance with all required covenants.

6. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan September 30,				Seniority Premium September 30,				Indemnities September 30,				Other retirement benefits September 30,				Total September 30
	2009		2010		2009		2010		2009		2010		2009		2010		2009		2010
Net cost of the period:
Labor cost of the current service	Ps	1,480	Ps	1,714	Ps	101	Ps	125	Ps	2,229	Ps	2,454	Ps	18	Ps	17	Ps	3,828	Ps	4,310
Financial cost		4,556		5,048		85		114		1,921		2,544		50		58		6,612		7,764
Net actuarial earning or loss		—		115		97		106		—		—		—		—		97		221
Labor cost of past service		(888)		(494)		30		32		2,449		2,267		373		—		1,964		1,805

Total	Ps	5,148	Ps	6,383	Ps	313	Ps	377	Ps	6,599	Ps	7,265	Ps	441	Ps	75	Ps	12,501	Ps	14,100

7. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Nine months ended September 30,
	2009		2010
Income before income tax	Ps	153,751	Ps	284,819
Income tax at statutory rate (28% in 2009 and 30% in 2010)		(43,050)		(85,446)
Add (deduct) effect of income tax on:
CFR differences		(11,731)		(12,243)
Effect of valuation of tax losses and other permanent items		(11,521)		91,171

Total provision of income tax	Ps	(66,302)	Ps	(6,518)

For the nine months ended September 30, 2009, the company recognized its income tax provision using an income tax effective rate of 43% compared to an income tax effective rate of 2% for the nine months ended September 30, 2010.

8. CONTINGENCIES AND COMMITMENTS

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. On July 27, 2010, a civil federal judge decided to acquit Servicios Alestra of any responsibility; however, on August 11, 2010, ABA Seguros and 7-Eleven appealed such resolution. Although the outcome of the appeal has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse affect on its financial position, results of operations or cash flows.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009 and 2010 and had requested the intervention of Cofetel. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on its financial results; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

9. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two segments: long distance services (domestic and international), and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in our financial statements as of and for the year ended December 31, 2009. The information on the Company’s segments for the nine months ended September 30, 2009 and 2010 is as follows:

Nine months ended	Long distance		Data, Internet and Local services		Total
September 30, 2009
Revenues	Ps	1,113,013	Ps	2,428,725	Ps	3,541,738
Costs of services (excluding depreciation and amortization)		(757,565)		(580,854)		(1,338,419)

Gross profit	Ps	355,448	Ps	1,847,871		2,203,319

Operating expenses (including depreciation and amortization)						(1,767,526)

Operating income						435,793
Comprehensive financial result						(278,102)
Other expense, net						(3,940)

Income before income tax						153,751
Income tax						(66,302)

Net income					Ps	87,449

Nine months ended	Long distance		Data, Internet and Local services		Total
September 30, 2010
Revenues	Ps	829,652	Ps	2,566,798	Ps	3,396,450
Costs of services (excluding depreciation and amortization)		(501,746)		(622,656)		(1,124,402)

Gross profit	Ps	327,906	Ps	1,944,142		2,272,048

Operating expenses (including depreciation and amortization)						(1,827,180)

Operating income						444,868
Comprehensive financial result						(144,208)
Other expense, net						(15,841)

Income before income tax						284,819
Income tax						(6,518)

Net income					Ps	278,301

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: November 30, 2010